

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2022

Lili Hu
Chief Financial Officer
Planet Green Holdings Corp.
36-10 Union St., 2nd Floor
Flushing, NY 11345

   Re: Planet Green Holdings Corp.
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed March 31, 2022
    Form 10-Q for the Fiscal Quarter Ended March 31, 2022
    Filed May 13, 2022
    File No. 001-34449

Dear Ms. Hu:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business, page 2

1. Please conform the disclosures in your Form 10-K, related to your operations in China and Hong Kong, with the disclosures in your amended Form S-3 (File No. 333-259611), taking into consideration comments 1 to 3 and 5 through 14 from our letter dated October 13, 2021 and comments 1 to 7 and 9 through 14 from our letter dated May 20, 2022, as applicable. Disclosures presented in the forepart/prospectus of Form S-3 should be disclosed at the onset of Item 1. Business in your Form 10-K. Please confirm your understanding of this matter and that you will comply with the requisite disclosures in your Form 10-K, as applicable, in your response to us.

ITEM 9A. Controls and Procedures
Internal Controls over Financial Reporting, page 15

2. Revise Management's Annual Report on Internal Control over Financial Reporting in future filings to identify the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, Internal Control-Integrated Framework used to evaluate the effectiveness of your internal control over financial reporting (e.g., COSO 2013). Please refer to Item 308(a)(2) of Regulation S-K.

Note 2. Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page F-16

3. We note that although the adoption dates of ASU 2018-02 and ASU 2018-13 have passed, you continue to state that the company does not believe the adoption of these ASUs would affect the company's financial statements. Please confirm that you have adopted the pronouncements and revise the discussions in future filings to clearly disclose the impact, or lack thereof, of the adoption on your financial statements. See SAB Topic 11.M.

Note 23. Segment Reporting, page F-28

4. You disclose that your primary business segment and operations are Shandong Yunchu, Jingshan Sanhe, Anhui Ansheng, Jilin Chuangyuan, Xianning Bozhuang and Fast Approach. We also note from the "Overview of Our Business" section on page 2 that you operate a variety of businesses, including (i) the production of food and beverage products, (ii) the manufacture and sale of formaldehyde, urea formaldehyde adhesive, methylal, ethanol fuel, fuel additives and clean fuel products, (iii) the manufacture of skid-mounted refueling equipment, LNG cryogenic equipment and oil storage tanks, and (iv) a demand side advertising platform. Please address the following:

   • Describe to us, briefly, each of your businesses and identify the entity through which you provide each of these products and services.
   • Tell us whether each of the entities you identify in this note represent an operating segment pursuant to ASC 280- 10-50-1 though 50-9.
   • Tell us, and revise future filings to disclose your operating segments and your reportable segments as well as the information required by ASC 280-10-50-21.
   • To the extent you aggregate operating segments into one or more reportable segments, please explain how the operating segments meet the aggregation criteria in ASC 280-10-50-11.

5. Revise this note in future filings to provide all the disclosures required by ASC 280-10-50-20 to 50-42. To the extent you believe you are not required to provide certain information called for by the standard, please tell us why.

Form 10-Q for the Fiscal Quarter Ended March 31, 2022

Item 6. Exhibits
Exhibit 31, page 7

6.   We note that your certifying officers omitted paragraph 4b from their certifications, although the transition period outlined in Rule 13a-15(c) of the Exchange Act and Item 308 of Regulation S-K is no longer applicable to you. Please revise all future annual and quarterly reports to include the complete text, including paragraph 4b, as required by Item 601(b)(31)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or Martin James, Senior Advisor, at 202-551-3671 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing